Redaptive, Inc.
340 Brannan Street, #400
San Francisco, California 94107
November 23, 2022
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-3720

Attn:
	Stacey K. Peikin	Re: Redaptive, Inc. Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-261154)
Erin Jaskot
Stephen Kim
Doug Jones
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Redaptive, Inc. (the “Company”) hereby requests that, effective as of the date first set forth above or the earliest practicable date thereafter, the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-261154), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on November 17, 2021 and was amended on December 8, 2021 and March 31, 2022.
The Company is applying for withdrawal of the Registration Statement because the Company has determined not to pursue the contemplated offering at this time. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.
The Company further requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company or any successor thereto or affiliate thereof.
It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.
Should you have any questions regarding the foregoing application for withdrawal of the Registration Statement or if withdrawal will not be granted, please contact Melissa Rick of Wilson Sonsini Goodrich & Rosati, P.C. at (650) 849-3059.
[Signature Page Follows]

U. S. Securities and Exchange Commission
November 23, 2022

Sincerely,

REDAPTIVE, INC.

By:	/s/ Arvin Vohra
	Name:	Arvin Vohra
	Title:	Chief Executive Officer

cc:	Matt Gembrin, Redaptive, Inc.
Chris Brophy, Redaptive, Inc.
Melissa Rick, Wilson Sonsini Goodrich & Rosati, P.C.
Robert O’Connor, Wilson Sonsini Goodrich & Rosati, P.C.
Mark Baudler, Wilson Sonsini Goodrich & Rosati, P.C.